 Exhibit 99.1

MATERIAL INFORMATION

Santiago, January 25, 2013

As chief executive officer of Viña Concha y Toro (NYSE.VCO), please be informed of the following:

At its meeting held today, the board was informed that the State of Sao Paulo, Brazil, has notified our subsidiary VCT Brasil Importación y Exportación Limitada of tax assessments pending for the sum of R$ 66,937,667 in Brazilian reales.

This is based on the fact, according to the State of Sao Paulo, that certain taxes equivalent to Chilean VAT (ICMS) would be due on the reception in warehouse of the products once they enter the territory of the State of Sao Paulo, even though they have not been the subject of any transaction or sale. Our subsidiary is following the criterion of paying such taxes together with the sale of the products to a third party, i.e. on the sending of the products outside the State of Sao Paulo. In other words, VCT Brasil always makes payment of the taxes at that moment.

The board agreed to take the appropriate legal actions in accordance with Brazilian legislation. In the opinion of our legal and tax advisers, there are founded arguments for contesting the resolution notified and therefore there are reasonable expectations that the situation will be reversed.

Yours sincerely,

EDUARDO GUILISASTI GANA

CHIEF EXECUTIVE OFFICER